


RECEIVED
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JAN - 3 2007
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SECURITIES AND EXCHANGE COMMISSION

07001185

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious and Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SE, Suite 1210
(No. and Street)

Albuquerque, NM 87101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd., Suite 400, Albuquerque, NM 87110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold E. Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious and Comapny, Incorporated, as of December 22, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public
My Commission Expires May 23, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIOUS & COMPANY, INCORPORATED

FINANCIAL STATEMENTS

OCTOBER 31, 2006

MOSS-ADAMS LLP

6100 UPTOWN BLVD NE · SUITE 400 · ALBUQUERQUE, NM 87110
505.830.6200 · FAX:505.830.6282 · WWW.MOSSADAMS.COM

TABLE OF CONTENTS

KIOUS & COMPANY, INCORPORATED



CERTIFIED PUBLIC ACCOUNTANTS

6100 Uptown Blvd NE, Suite 400
Albuquerque, NM 87110

Phone 505.830.6200
FAX 505.830.6282
www.mossadams.com

Independent Auditors' Report

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of October 31, 2006, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2005 financial statements of Kious & Company, Incorporated were audited by Neff + Ricci LLP, who combined with Moss Adams, LLP as of January 1, 2006, and whose report, dated December 14, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated at October 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Albuquerque, New Mexico
December 14, 2006

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
October 31, 2006 and 2005

ASSETS

		2006	2005
Cash and cash equivalents	$	**325,145**	536,124
Cash on deposit with clearing agent		**132,276**	131,251
Restricted cash		-	2,803
Trading securities, at market (cost, 2006 $646,576 2005 - $836,109)		**701,707**	781,172
Receivables			
Brokers/dealers		**69,631**	3,584
Employee		**334**	963
Accrued interest receivable		**215**	169
Furniture and equipment, at cost less allowances for depreciation (2006 - $102,213; 2005 - $101,279)		-	667
Investment in real estate, at cost		**56,808**	56,808
Other assets		**33,665**	36,264
	$	**1,319,781**	1,549,805

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006	2005
Payable to clearing agent	$	**20,043**	88,257
Reserve for benefit of customers		**1**	1
Other liabilities		**24,310**	151,130
		44,354	239,388
Commitment			
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares		**15,000**	15,000
Retained earnings		**1,260,427**	1,295,417
		1,275,427	1,310,417
	$	**1,319,781**	1,549,805

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF INCOME (LOSS)
Years Ended October 31, 2006 and 2005

		2006	2005
Revenues			
Underwriting income	$	63,397	213,602
Trading income		80,324	81,847
Consulting income		47,820	11,987
Interest, taxable		25,903	15,101
Interest, tax-exempt		3,675	3,477
		221,119	326,014
Operating expenses			
Automotive		1,796	4,826
Bank fees		8,390	11,983
Depreciation		667	1,033
General and administrative		75,475	81,689
Insurance		1,841	3,304
Interest		148	2,997
Professional fees		10,569	9,927
Promotion and education		3,676	5,513
Salaries		107,465	72,082
Subscriptions and dues		46,032	5,912
		256,059	199,266
Loss (income) before income taxes		(34,940)	126,748
Income tax expense		50	50
Net income	$	(34,990)	126,698

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended October 31, 2006 and 2005

		Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, October 31, 2004	$	15,000	1,168,719	**1,183,719**
Net income		-	126,698	**126,698**
Balance, October 31, 2005	$	15,000	1,295,417	**1,310,417**
Net loss		-	(34,990)	**(34,990)**
Balance October 31, 2006	$	15,000	1,260,427	**1,275,427**

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2006 and 2005

		2006	2005
Cash Flows From Operating Activities			
Net (loss) income	$	(34,990)	126,698
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Unrealized gain on trading activities		(111,632)	(2,691)
Provision for depreciation		667	1,033
Purchase of trading securities		(56,193,208)	58,139,265
Sales of trading securities		56,384,305	(58,161,341)
Changes in assets and liabilities			
Cash on deposit with clearing agent		(1,025)	(194)
Restricted cash		2,803	(17)
Customer receivables		(66,047)	541
Employee receivables		629	-
Other assets		2,599	(6,699)
Accrued interest receivable		(46)	262
Accounts payable		-	10,958
Other liabilities		(126,820)	26,295
Total adjustments		(107,775)	7,412
Net cash provided by operating activities		(142,765)	134,110
Cash Flows From Financing Activities			
Net proceeds (payments) of short-term borrowings from clearing agent		(68,214)	37,335
Net (decrease) increase in cash and cash equivalents		(210,979)	171,445
Cash and cash equivalents at beginning of year		536,124	364,679
Cash and cash equivalents at end of year	$	325,145	536,124
Supplemental disclosures of cash flow information			
Cash paid during the year for			
Interest	$	148	2,997

See Notes to Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' Securities. Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Securities. Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- *Held-to-Maturity.* Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.
- *Trading Securities.* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All securities held by the Company are classified as trading securities.
- *Available-For-Sale.* Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business. At year-end and throughout the year, there were deposits in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risks on cash and cash equivalents.

Furniture and Equipment. Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes. The Company accounts for its income taxes in accordance with Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes* (SFAS 109). The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. There were no contributions to the plan for the years ended October 31, 2006 and 2005.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). At October 31, 2006, the Company had net capital of $1,177,000 which was in excess of required net capital by $1,077,000 and had a ratio of aggregate indebtedness to net capital of .03 to 1.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following at October 31:

		2006	2005
Current expense			
Federal	$	-	-
State		**50**	50
Deferred expense			
Federal		-	-
State		-	-
	$	50	50

Deferred income taxes are principally applicable to the recognition of net operating loss carryforwards that arose in tax year 2003 and previous years.

Net operating loss carryforwards of $250,314 for federal tax purposes, expire in tax years 2020 to 2024. Net operating loss carryforwards of $65,587 for state tax purposes, expire in tax years 2009.

The deferred tax asset, net of valuation allowance of $39,239 at October 31, 2006, is $19,329 and is included in other assets.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At October 31, 2006 and 2005, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during those years.

NOTE 6. RENTAL COMMITMENT

The Company's rental expense for 2006 and 2005 was $24,228 and $27,407, respectively. The Company's rental expense is on a month by month basis.

KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2006

Computation of Net Capital	
Total stockholders' equity (qualified for net capital)	$ 1,275,427
Deductions	
Non-allowable assets	
Investment in real estate	56,808
Other assets	28,890
	85,698
Net Capital Before Haircuts on Security positions	1,189,729
Haircuts on security positions	
Trading securities (municipal bonds and governmental securities)	12,729
Net Capital	1,177,000
Computation of Basic Net Capital Requirement	
Net capital requirement (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 1,077,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 44,354
Percentage of aggregate indebtedness to net capital	3%
Net capital less 10% of aggregate indebtedness	$ 1,172,565

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2006

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3-3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3(e)(1).

KIOUS & COMPANY, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2006

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under Rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

KIOUS & COMPANY, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2006

There are certain differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing. Such differences arose principally because of year-end adjustments for accrual of income and expense.

	As Reported On Form X-17A-5	Adjustments	As Included Herein
Total stockholders' equity	$ 1,276,112	685	1,275,427
Deductions, non-allowable assets	86,365	(667)	85,698
Net capital before haircuts	1,189,747	(18)	1,189,729
Haircuts	12,729	-	12,729
Net capital	$ 1,177,018	(18)	1,177,000
Net capital requirement	$ 100,000	-	100,000
Excess net capital	$ 1,077,018	(18)	1,077,000
Total liabilities	$ 40,919	3,435	44,354
Percent of aggregate indebtedness to net capital	3%		3%

Moss Adams LLP

CERTIFIED PUBLIC ACCOUNTANTS
6100 UPTOWN BLVD.NE SUITE 400
ALBUQUERQUE, NM 87110

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by Kious & Company, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

(2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

(3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of Kious & Company, Incorporated is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

To the Board of Directors
Kious & Company, Incorporated

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we believe to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Albuquerque, New Mexico
December 14, 2006

END